Notice of Exempt Solicitation

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Katie Carter, Presbyterian Church, U.S.A.

ADDRESS OF PERSON RELYING ON EXEMPTION: 100 Witherspoon St., Louisville, KY, 40202

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934.

Glass Lewis Presentation ICCR & Investor Leads Paris - Aligned Lobbying Proposals 3/4/24

o YOY Electricity Demand Growth and Scope 2 & 3 Emissions o High Sector Commitment for Renewable Energy o Sector is Increasingly a High Emitter and Energy User: US Tech Sector Equivalent to US Aviation — 4% of Emissions in 2022 o Ambitious GHG Targets, and Increased Work with Suppliers on Targets o Global Presence, so Global Policy Engagement and Opportunities/Risks o Crypto Currency Will Exacerbate Electricity Growth and Regional Demand Friction o Regional/ State Conflict with Some Utilities and Low - carbon Infrastructure Needs o Lack of Strong Support for Most Impactful National Climate Policies (BBB, IRA, Fit for 55, etc.) o Supply Chains — Especially for Hardware — Increasingly Vulnerable to Climate/Extreme Weather Disruption (Thai floods, etc.) IT, Hardware, & Communication Services Sector Risks and Dependencies

Meta Platforms Inc. (Meta) Lead Filer: Presbyterian Church (USA) Co - filers: Portico Benefit Services RESOLVED: Meta shareholders request that the Board report publicly on its framework for identifying and addressing misalignment between Meta’s lobbying and policy influence activities and positions, and its Net Zero (emissions) climate commitments (done at reasonable cost, omitting confidential/proprietary information). This report should cover activities done both directly and indirectly through trade associations, coalitions, alliances, and social welfare organizations (“Associations”), and reference the criteria used to assess alignment, the escalation strategies employed to address misalignment, and the circumstances under which escalation strategies are used (e.g., timeline, sequencing, and degree of influence over an Association).

Meta Platforms Inc. (Meta) The Company notes on its website that: “ Climate change is the greatest threat we all face — and the need to act grows more urgent every day. The science is clear and unambiguous. As world leaders, advocates, environmental groups and others meet...we want to see bold action agreed to, with the strongest possible commitments to achieve net zero targets that help limit warming to 1.5˚C.” - Company has ambitious, global targets - Needs to ensure lobbying is aligned with targets. “Our challenge today is to transform our ambition into rapid decarbonization . We are setting a science - aligned emissions reduction target and outlined our strategy to decarbonize all aspects of our business.” — 2023 Path to Net Zero

Presbyterian Church (U.S.A.)
Presbyterian Mission

Meta Platforms Inc. (Meta)

Key areas of concern with tech sector:

- Growing energy demand with increasing data need: technology sector's US emissions comparable to US aviation industry.
- Increased competition in local electric utility markets.

Key areas of concern with Meta:

- Overall poor disclosure, oversight process, board and management accountability on political influence activities and alignment: InfluenceMap gives Meta's climate policy efforts a C+ and assigns the Company a score of 19 out of 100 for "engagement intensity." That rating indicates that the Company is not engaging in the type of positive climate lobbying that would help it meet its climate objectives.
- While it vocally supports some climate ambitions and net-zero strategies, Meta's lobbying and policy influence activities do not always align with those statements or commitments.
- Company is part of several trade groups (and policy nonprofits) that seek to delay or kill important climate bills and regulations in US and abroad (US Chamber of Commerce Board, BusinessEurope, etc.)
- Lacks framework to assess or address any policy advocacy misalignments, including Board oversight of such. And no trade association alignment analysis.
- Meta's emissions are almost doubling.

Presbyterian Church (U.S.A.)
Presbyterian Mission

Meta Platforms Inc. (Meta)

Examples of Misalignment, Risk, and Poor Performance

- Meta does not comprehensively disclose its trade association memberships nor nonprofit policy groups on its website; it has very limited international affiliation disclosures.
- While Meta is a member of several clean energy alliances, like Advanced Energy Economy, it also serves on the Board of Directors at the US Chamber of Commerce and retains membership in BusinessEurope and Japan Business Federation, all of which routinely oppose ambitious climate action in their respective jurisdictions (according to InflMap). It is also part of the CA, IL and TN Chambers of Commerce, which score poorly with InfluenceMap on climate policy.
- Meta is affiliated with a number of policy groups that aggressively fight climate policy, or publish climate misinformation, including: American Enterprise Institute for Public Policy Research, Americans for Tax Reform, Competitive Enterprise Institute, and the Taxpayers Protection Alliance, among others.
- Meta emissions almost doubled in 2022: "our **emissions increased 46% in 2022** due to Meta employees returning to offices and because our business growth accelerated at a faster pace than we can scale decarbonization," noted its *Path to NZ 2023*.
- Meta discusses public policy and policy engagement on only one page of its Path to Net Zero roadmap (discussing food service emissions more than policy). (p. 18)

Meta Platforms Inc. (Meta) Meta Positive Steps on Climate Policy Influence and Alignment Meta generally has top - line messaging supporting climate action and renewable energy. Its 2021 Sustainability Report (June 2022), stated that global temperature increase must be limited to 1.5 ° C above pre - industrial levels . In 2020, Meta announced it achieved net - zero GHG emissions for global operations and used 100% renewable energy for operations. It supports Paris Agreement in 2021 Sustainability Report . In 2022, Meta became a founding member of the Asia Clean Energy Coalition , along with Apple, which will advocate for eliminating barriers to corporate renewable energy purchasing in Asia. In 2022, Meta joined fellow companies, including some tech peers, on an Amicus brief supporting the EPA in WV v. EPA Supreme Court case on EPA’s authority to regulate GHGs. Meta has stated support for the EU Green Deal and the climate provisions in the US Build Better Back Act ( but it did not publicly endorse the US Inflation Reduction Act, CA SB 253 or 261, nor the EU Fit for 55). Meta generally demonstrates support on the transition of the energy mix to renewables, though with limited engagement. The company has been somewhat active at the state level in appealing to regulators to push utilities to decarbonize. In Dec. 2022, Meta joined several other companies in a comment to regulators in NC advocating to raise the ambition of Duke Energy's carbon plan.

Meta Platforms Inc. (Meta) Examples of Misalignment, Risk, and P oor Performance - Meta provides little evidence that its political influence activities are aligned with its stated climate ambitions; its governance, Board oversight, and transparency on overall policy advocacy alignment are weak compared to peers. Meta lacks a framework and process to define the alignment or misalignment between its policy activities and its support for the Paris Agreement and renewable energy, and to address any misalignments found. - It has come under fire in several reports over past 3 years for doing little to address the climate policy and climate (junk) science misinformation on its social media platforms and in its advertising platforms (including several reports from InfluenceMap ). A recent Climate Action Against Disinformation Coalition (CAAD) report indicates that a sample of fossil fuel sector entities spent about $4 million in paid advertisements at Meta to spread misleading claims on the climate crisis prior to and during COP 27. While the company invested $1M to identify and hinder such misinformation, it has not addressed the issue in a substantial way.

Meta Platforms Inc. (Meta) Key Takeaways • Meta’s lack of support for key climate policies aligned with its own GHG goals, and its funding of trade associations and other groups that engage in negative climate policy advocacy, serve to undermine Meta’s commitments. • Seeing consistency in Meta’s stated policy positions and corresponding actions within its trade associations and engagements in local areas gives investors confidence in company leadership.

Resources • ICCR Leading Lobbying Practices to Drive 1.5 Policy : https://www.iccr.org/wp - content/uploads/2023/07/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf • Meta Path to Net Zero 2023: https://sustainability.fb.com/wp - content/uploads/2023/07/Meta - 2023 - Path - to - Net - Zero.pdf • Meta 2023 CDP • Meta 2022 CDP, pgs. 69 - 74 : https://sustainability.fb.com/wp - content/uploads/2023/05/Meta - CDP - Climate - Change - Response - 2022.pdf • The Carbon Emissions of Big Tech: https://www.electronicshub.org/the - carbon - emissions - of - big - tech/